DocPom, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Compilation Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
DocPom, Inc.

Management is responsible for the accompanying consolidated financial statements of DocPom, Inc. (a corporation), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, cash flows, and equity for the years then ended in accordance with accounting principles generally accepted in the United States of America. I (We) have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I (We) did not audit or review the financial statements nor was I (we) required to perform any procedures to verify the accuracy or completeness of the information provided by management. I (We) do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 10, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	63,194	120,988
Total Current Assets	63,194	120,988
TOTAL ASSETS	63,194	120,988
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	7	834
Total Current Liabilities	7	834
Long-term Liabilities		
Future Equity Obligations	150,000	150,000
Total Long-Term Liabilities	150,000	150,000
TOTAL LIABILITIES	150,007	150,834
EQUITY		
Owner Investments (draws)	6,229	4,957
Accumulated Deficit	(93,042)	(34,803)
Total Equity	(86,813)	(29,846)
TOTAL LIABILITIES AND EQUITY	63,194	120,988

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales		
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	160
General and Administrative	4,325	2,095
Rent and Lease	6,000	8,000
Phone	672	6,597
Travel	341	13,418
Payroll	44,711	4,000
Legal	142	533
Other	2,048	-
Total Operating Expenses	58,239	34,803
Operating Income (loss)	(58,239)	(34,803)
Provision for Income Tax	-	-
Net Income (loss)	(58,239)	(34,803)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(58,239)	(34,803)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other	445	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	445	-
Net Cash provided by (used in) Operating Activities	(57,794)	(34,803)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	120,988	155,791
Net Cash increase (decrease) for period	(57,794)	(34,803)
Cash at end of period	63,194	120,988

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19		-	-	-	-
Issuance of Common Stock	10,000,000	-	-	-	-
Additional Paid in Capital	-	4,957	-	-	4,957
Net Income (Loss)	-		-	(34,803)	(34,803)
Ending Balance 12/31/2019	10,000,000	4,957	-	(34,803)	(29,846)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	1,272	-	-	1,272
Net Income (Loss)	-	-	-	(58,239)	(58,239)
Ending Balance 12/31/2020	10,000,000	6,229	-	(93,042)	(86,813)

DocPom, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DocPom, Inc ("the Company") was formed in Delaware on May 7th, 2019. The Company plans to earn revenue from fees earned from its web app that matches local stores and consumers.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, the Company entered into SAFE agreement (Simple Agreement for Future Equity) with a third party for $150k. The SAFE agreement has no maturity date and bears no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of 2019 and 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 10, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.